ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 WWW.ORRICK.COM

July 7, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Mara L. Ransom, Assistant Director
                                                Dean Brazier, Staff Attorney

Re:                             TC PipeLines, LP

Registration Statement on Form S-3

Filed June 4, 2014
File No. 333-196523

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, TC PipeLines, LP (the “Company”), in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated July 2, 2014, relating to the Company’s Registration Statement on Form S-3 filed with the Commission on June 4, 2014 (the “Registration Statement”).

The numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comment is presented in bold italics.

Prospectus, cover page

1.                                      We note your intention to include the market price in a prospectus supplement. However, consistent with Instruction 2 to Item 501(b), if you will offer the securities at the market price, the prospectus should state as much at the time of effectiveness. Please revise to disclose the market and market price as of the latest practicable date.

The Company has revised the cover page of the prospectus to include the market and market price of the Company’s common units as of the latest practicable date.  The revised prospectus is being filed as part of Amendment No. 1 to the Registration Statement.

If you would like to discuss this response in further detail, please do not hesitate to contact me at (415) 773-5918.

Very truly yours,

/s/ Brett Cooper

Brett Cooper